SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cyalume Technologies Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

232429100

(CUSIP Number)

James G. Schleck

JFC Technologies, LLC

100 West Main Street

Bound Brook, New Jersey 08805

(732) 469-7760

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with a copy to:

Lance A. Kawesch, Esq.

Kawesch Law Group, LLC

19 Winchester Street, Suite 104

Brookline, Massachusetts 02446

(617) 778-6869

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James G. Schleck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	200,250 (1)
	8	SHARED VOTING POWER	2,655,664 (2)
	9	SOLE DISPOSITIVE POWER	200,250 (1)
	10	SHARED DISPOSITIVE POWER	2,655,664 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,855,664
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77% (3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 200,000 shares of Common Stock issuable upon the exercise of incentive stock options issued to James G. Schleck on December 27, 2012. These options have an exercise price of $1.50 per share, and vest as to 40,000 shares on each of the first five annual anniversaries of the grant date. In addition, the Issuer granted 250 shares of Common Stock to James G. Schleck in September 2011.

(2)	Consists of 2,655,414 shares of Common Stock owned by JFC Technologies, LLC, a New Jersey limited liability company. James G. Schleck is the Chief Executive Officer of JFC Technologies, LLC.

(3)	Based on 18,288,260 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2012, plus 2,450,000 shares of Common Stock issued to JFC Technologies, LLC on December 31, 2012.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JFC Technologies, LLC (20-0688610)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER	2,655,414
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER	2,655,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,655,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.81% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on 18,288,260 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2012, plus 2,450,000 shares of Common Stock issued to JFC Technologies, LLC on December 31, 2012.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of Cyalume Technologies Holdings, Inc., a Delaware corporation (the “Issuer”).

The address of the principal executive offices of the Issuer is 96 Windsor Street, West Springfield, Massachusetts 01089.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by James G. Schleck and JFC Technologies, LLC, a New Jersey limited liability company (“JFC”). Mr. Schleck and JFC are each a “Reporting Person”.

(b)	The principal business address of each Reporting Person is c/o JFC Technologies, LLC, Attention: James G. Schleck, 100 West Main Street, Bound Brook, New Jersey 08805.

(c)	James G. Schleck is the President of the Issuer’s subsidiary, Cyalume Specialty Products, Inc., and a Director of the Issuer. Cyalume Specialty Products, Inc. manufactures and sells high-performance specialty polymers and pharmaceutical products to customers predominantly in the pharmaceutical and military polymer markets. Mr. Schleck also is Chief Executive Officer of JFC.

(d)	Neither Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schleck is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer issued an aggregate of 3,162,251 shares of Common Stock to JFC in connection with the sale of substantially all of JFC’s operations and certain related assets in transactions further described in Item 4 below. The Reporting Persons did not purchase the Common Stock for cash; rather the Common Stock was issued in connection with the transactions further described in Item 4 below. These transactions are exempt from registration under the Securities Act of 1933 (the “Securities Act”) pursuant to Rule 506 of Regulation D under the Securities Act.

As described in Item 4 below, on various dates in October 2011, and on December 31, 2012, JFC transferred an aggregate of 506,837 shares of Common Stock to a total of six individuals employed by Cyalume Specialty Products, Inc. (“CSP”), a subsidiary of the Issuer. These individuals were employed by JFC until August 31, 2011, and were employed by CSP beginning on September 1, 2011.

Item 4.	Purpose of Transaction.

On August 31, 2011, Cyalume Specialty Products, Inc. (“CSP”), a subsidiary of the Issuer, entered into an Asset Purchase Agreement (“APA”) with JFC and the owners of JFC. Pursuant to the APA, CSP purchased substantially all of JFC’s operations and certain related assets for consideration paid at closing, plus an earn-out based on future performance. A portion of the purchase price paid at closing consisted of the issuance to JFC of 712,771 shares of Common Stock, which at the time constituted less than five percent of the Issuer’s outstanding shares.

On various dates in October 2011, JFC transferred an aggregate of 106,837 shares of Common Stock to a total of six individuals employed by CSP. These individuals were employed by JFC until August 31, 2011, and were employed by CSP beginning on September 1, 2011.

On December 27, 2012, the Issuer and CSP entered into an Amendment Agreement (the “Amendment Agreement”) with JFC and Mr. Schleck, individually and in his capacity as representative of the members of JFC. The Amendment Agreement, among other things, amended certain terms of the APA. Under the Amendment Agreement, the Issuer issued to JFC 2,450,000 shares of Common Stock (the “Amendment Shares”), all of which shares are held in escrow as described in the following paragraph.

Under the Amendment Agreement, the Issuer has the right to repurchase any or all of the Amendment Shares during the month of January 2014, by providing notice to JFC of its exercise of that right on or before January 10, 2014. In addition, up to 350,000 of the Amendment Shares are subject to potential forfeiture if the volume weighted average trading price of the Common Stock during the month of December 2013 (the “December Closing Price”) is greater than $2.25, and the Issuer may be required to issue up to 350,000 additional shares of Common Stock to JFC if the December Closing Price is less than $2.00.

To secure the Issuer’s rights with respect to the Amendment Shares, all of the Amendment Shares are held in escrow by American Stock Transfer & Trust Company, LLC (the “Escrow Agent”), pursuant to an Escrow Agreement entered into among the Issuer, JFC and the Escrow Agent as of December 31, 2012.

Mr. Schleck and the Issuer are parties to an incentive stock option award granted on December 27, 2012, pursuant to which Mr. Schleck has the right to purchase 200,000 shares of Common Stock at an exercise price of $1.50 per share.

These stock options (the “Stock Options”) vest as to 40,000 shares on each of the first five anniversaries of the grant date.

The Issuer granted the Stock Options under the Issuer’s 2009 Omnibus Securities and Incentive Plan, provided that if the Issuer’s stockholders do not approve an increase in the number of shares of common stock available for issuance under such Plan of at least 650,000 at the Issuer’s 2013 annual meeting of stockholders or otherwise by December 27, 2013, then the Stock Options will be deemed to have been granted outside of that Plan.

On December 31, 2012, JFC transferred an aggregate of 400,000 shares of Common Stock to two individuals employed by CSP. These individuals were employed by JFC until August 31, 2011, and were employed by CSP beginning on September 1, 2011.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this report, Mr. Schleck may be deemed to beneficially own an aggregate of 2,855,664 shares of Common Stock, including 200,000 shares of Common Stock issuable upon the exercise of the Stock Options held by Mr. Schleck. None of these Stock Options is exercisable within 60 days of December 31, 2012.

These 2,855,664 shares of Common Stock represent 13.77% of the Common Stock issued and outstanding, based on 18,288,260 shares of Common Stock outstanding as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 15, 2012, plus 2,450,000 shares of Common Stock issued to JFC on December 31, 2012.

(b)	Mr. Schleck has shared power to vote the shares of Common Stock held by JFC. Mr. Schleck has sole power to vote the shares issuable upon exercise of the Stock Options.

(c)	During the 60 days immediately preceding the date of this report, all transactions involving the Reporting Person in a manner affecting the securities of the Issuer have been described in Items 3 and 4 above.

(d)	Other than the Reporting Persons, no other person is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by JFC.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All contracts, arrangements, understandings and relationships relating to the Reporting Persons with respect to the securities of the Issuer are described above in this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Asset Purchase Agreement, dated August 31, 2011, by and among the Issuer, CSP, JFC and the Selling Members of JFC (incorporated by reference to Exhibit 10.8 of the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2011).

Exhibit 2 – Amendment Agreement, dated December 27, 2012, by and among the Issuer, CSP, JFC and James G. Schleck (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 2, 2013).

Exhibit 3 – Incentive Stock Option Award, dated December 27, 2012, by and between the Issuer and James. G. Schleck.

Exhibit 4 – Cyalume Technologies Holdings, Inc. 2009 Omnibus Securities and Incentive Plan (incorporated by reference to Exhibit A of the Issuer’s Proxy Statement on Schedule 14A filed on April 30, 2009).

Exhibit 5 – Escrow Agreement, dated as of December 31, 2012, by and among American Stock Transfer & Trust Company, LLC, a New York limited liability trust company, JFC, and the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Date: February 18, 2013

By:	/s/ James G. Schleck
James G. Schleck

JFC Technologies, LLC

By:	/s/ James G. Schleck
James G. Schleck,
Chief Executive Officer

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